Joanne R. Soslow 215.963.5262 jsoslow@morganlewis.com

December 23, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

Re:	Tucows Inc.
Schedule TO-I
Filed December 8, 2014
File No. 005-49487

Dear Ms. Kohl:

On behalf of Tucows Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 18, 2014, to Mr. Elliot Noss, Chief Executive Officer of the Company, with respect to the Company’s Schedule TO-I (the “Schedule TO-I”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

As indicated below, the Company has made changes to the referenced disclosure in an Amendment No. 1 to Schedule TO-I (“Amendment No. 1”), which the Company is filing contemporaneously with this response letter.

We have sent to your attention three courtesy copies of the following: (i) this letter as filed via EDGAR; (ii) Amendment No. 1 as filed via EDGAR; and (iii) Amendment No. 1, marked to show changes against the initial Schedule TO-I, as filed with the Commission on December 23, 2014.

Securities and Exchange Commission
December 23, 2014

Offer to Purchase

7. Conditions of Our Offer, page 13

1.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. Please advise us, with a view toward revised disclosure, of the purpose of condition (10) on page 14 regarding “changes or events that affect [you] or [your] ownership of …shares…”, which in your reasonable judgment may be reasonably likely to be material. Revise to describe the types of events contemplated by this language in order to provide clarity to shareholders regarding what may constitute a bona fide triggering event.

The Company has revised the disclosure of condition (10) on page 14 of the Offer to Purchase in Amendment No. 1 to read as follows: “changes or events occur in our or our subsidiaries’ business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, licenses, results of operations, future business prospects or stock ownership that are not within our control and that, in our reasonable judgment, have a material adverse effect on our business or prospects, the ownership of our shares or the benefits to us of the Offer.”

2.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company’s understanding in this regard in your response letter.

The Company confirms its understanding that when a condition is triggered and the Company decides to proceed with the offer anyway, the staff considers this to constitute a waiver of the triggered condition(s). The Company further confirms its understanding that, depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and re-circulate new disclosure to security holders, and that the Company may not effectively waive a triggered condition by failing to assert such triggered condition.

3.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in this regarding in your response letter.

The Company confirms its understanding that if a condition to the offer is triggered, the Company should promptly inform shareholders of how it intends to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer period.

Securities and Exchange Commission
December 23, 2014

Letter of Transmittal

Price at which you are tendering, page 4

4.	Please provide boxes that set forth the various incremental dollar amounts within the $16.50 to $18.50 dollar range in which shareholders may tender their shares.

The Company has revised page 4 of the Letter of Transmittal to include boxes that set forth the various incremental dollar amounts within the $16.50 to $18.50 dollar range in which shareholders may tender their shares. In an effort to be consistent throughout the tender offer documents, the Company has also revised page 3 of the Letter to Clients and page 2 of the Notice of Guaranteed Delivery to include boxes that set forth the various incremental dollar amounts within the $16.50 to $18.50 dollar range in which shareholders may tender their shares.

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Elliot Noss, Chief Executive Officer of the Company, accompanies this response.

*****************************************

If you have any questions, please feel free to contact me at (215) 963-5262

Very truly yours,

Joanne R. Soslow

JRS/jtz

Enclosures

c:        Elliott Noss, Tucows Inc.

bcc:   Michael Cooperman, Tucows Inc.

December 23, 2014

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions

Re:	Tucows Inc.
Schedule TO-I
Filed December 8, 2014
File No. 005-49487

Dear Ms. Kohl:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 18, 2014, to me with respect to the above referenced filing, Tucows Inc. (the “Company”) hereby acknowledges the following:

    the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely,

TUCOWS INC.

By: /s/ Elliot Noss________

Name:   Elliot Noss

Title:     Chief Executive Officer